Mail Stop 3561

August 30, 2007

Edward A. Hunton
Secretary and Treasurer
MIPSolutions, Inc.
128 East Fairview Avenue
Spokane, Washington 99207

> **Re:** **MIPSolutions, Inc.**
> **Amendments No. 2 and 2A to Registration Statement on Form SB-2**
> **Filed August 8, 2007**
> **File No. 333-141927**

Dear Mr. Hunton:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 in our letter dated July 26, 2007; however, we reissue our previous comment. If you intend to file separate registration statements, then each should be filed under a separate file number. Further, please revise the language in your primary offering to reflect that the offering price is fixed for the duration, rather than describing an "initial" price of $1.50 per share. In addition, we note that each registration statement continues to describe both offerings in detail. In your primary offering registration statement, please retain a brief description of the concurrent secondary offering in the summary and the risk factor section, but revise the body of the prospectus to focus on the

primary offering. Please similarly revise the selling stockholder registration statement.

Selling Shareholders, page 22

2. We note your disclosure on page 28 indicating that selling shareholders will sell shares at a fixed price, "which may be changed, at varying prices determined at the time of sale or at negotiated prices." Please revise to reconcile this disclosure with that on the cover page which states that selling shareholders will sell at a fixed price until the securities are listed on the OTC Bulletin Board or a national exchange, and thereafter at prevailing market prices or private negotiated prices.

3. Please refer to comment 8 in our letter dated July 26, 2007. As requested previously, please revise to identify in the footnotes the natural person(s) who have ultimate voting or investment control over the shares held by each entity listed. For example, we note the Klug Family Trust.

Exhibit 31

4. In future filings, please omit the section 302 certifications; these are not required for registration statements.

* * * * *

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matthew Benson, Staff Attorney, at (202) 551-3335 or Peggy Kim, Senior Attorney, at (202) 551-3411 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: James Cassidy
       Cassidy & Associates
       Via Fax: (202) 745-1920